

Mail Stop 3720

January 23, 2007

Via U.S. Mail and Fax (614) 798-1299

Ms. Julia A. Fratianne
Chief Financial Officer
Applied Innovation Inc.
5800 Innovation Drive
Dublin, OH 43016

      RE: **Applied Innovation Inc.**
               Form 10-K for the fiscal year ended December 31, 2005
               Filed March 20, 2006

               File No. 0-21352

Dear Ms. Fratianne:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Larry Spirgel
                         Assistant Director